SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                       -----------------------------------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
      --------------------------------------------------------------------
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

        Transaction Valuation*                       Amount of Filing Fee
             $8,200,000                                     $1,640

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 1,000,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $8.20 per share.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,640
Filing Party:             Utah Medical Products, Inc.
Form or Registration No.: Amendment No. 1 to Schedule TO
Date Filed:               August 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 1,000,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $8.20 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items of in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.


Item 11.          Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     Form of Notice of Offer to Purchase for summary advertisement, a copy of which is filed as Exhibit (a) (1) (G) to this Amendment No. 2 to the Schedule TO and is incorporated herein by reference.


Item 12.          Exhibits.

(a)  (1) (G)      Form of Notice of Offer to Purchase for summary advertisement.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   UTAH MEDICAL PRODUCTS, INC.


                                   By:  /s/ KEVIN L. CORNWELL
                                   ---------------------------------------------
                                   Name: Kevin L. Cornwell
                                   Title:   Chairman and Chief Executive Officer

Dated: August 30, 2000


                                  EXHIBIT INDEX

Exhibit #           Description
---------           -----------
(a)(1)(G)           Form of  Notice  of Offer to  Purchase  for summary
                    advertisement.

                               EXHIBIT (a) (1) (G)

     This notice itself is not an offer to purchase or a solicitation of an offer to sell Common Shares. The Offer is made only by the Offer to Purchase dated August 17, 2000 and the related Letter of Transmittal. The
       Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws.


                     NOTICE of OFFER to PURCHASE for CASH by

                   UTAH MEDICAL PRODUCTS, INC. (NASDAQ: UTMD)

                   up to 1,000,000 SHARES of its COMMON STOCK
                     at a PURCHASE PRICE of $8.20 per SHARE


             THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
         EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER
                    15, 2000, UNLESS THE OFFER IS EXTENDED.


Utah Medical Products, Inc. (UTMD) invites holders of shares of its Common Stock, par value $0.01 per share, to tender such shares to the Company at a price of $8.20 per share. The purpose of the Offer is to allow those stockholders desiring to receive cash for all or a portion of their UTMD shares an opportunity to do so at a premium over recent trading prices, without the usual brokerage commissions, odd lot charges or other transaction costs associated with market sales. UTMD's Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value.


The Board of Directors continues to believe that UTMD shares represent an attractive investment for continuing stockholders. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company and thus in the Company's future earnings, subject to the Company's right to issue additional shares and other equity securities in the future.

Tendered Shares may be withdrawn at any time prior to the expiration of the Offer (5:00 p.m., New York City time, on September 15, 2000, or such later date to which the Offer is extended by the Company) and, unless previously purchased, may also be withdrawn at any time after 5:00 P.M., New York City time, on Thursday, October 12, 2000.

In the event that proration of tendered shares is required, proration for each stockholder tendering shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn prior to the Expiration Date) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, (and not withdrawn prior to the Expiration Date). There will be no proration of Shares tendered by any stockholder owning beneficially fewer than 100 Shares in the aggregate as of the close of business on August 16, 2000 and as of the Expiration Date, who tenders all such Shares prior to the Expiration Date.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. Copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company as set forth below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

     UTMD Logo

     Utah Medical Products, Inc.
     Midvale, UT 84047
     Attn:  Paul O. Richins
     (801) 566-1200

     The Depositary for the Offer is:
     Registrar and Transfer Company
     Cranford, NJ 07016
     Facsimile Transmissions: (908) 497-2311
     Banks and Brokers Call: (908) 497-2300
     All Other Call Toll-Free (800) 368-5948